Securities and Exchange Commission
Washington, DC 20510

Re: Electric Tractor Corp.
Registration Statement on Form S-1
Filed November 2, 2012
File No. 333-170932

To Whom It May Concern:

Pursuant to your letter dated May 10, 2013 with regard to the above referenced Registration Statement, Electric Tractor Corp. (the “Company”) has filed an amended registration statement. The Company has addressed the Commission’s comments in the amended registration statement and sets forth its comments to the comment letter below. The responses track the numbering in your letter.

1. Please expand your response to prior comment 8 to disclose in your summary the steps you will need to take in order to generate revenue, which you mention on page 42. Also revise to explain what you mean by “certain components.”

The Company has revised its disclosure in the summary to be more specific with regard to the steps require to generate revenue. The term “certain components” has been removed and replaced with “the controller (central processing unit) and body design.”

2. We note your response to prior comment 1. Please revise this risk factor to explain that your election under Section 107(b) of the JOBS Act allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Also revise your disclosure to discuss the extent to which any of the exemptions mentioned on page 8 are available to you as a smaller reporting company, regardless of whether you also qualify as an “emerging growth company.”

The Company has revised the risk factor and made the statement set forth in the comment. The Company also discusses the other smaller company exemptons.

3. We note your response to prior comment 2. Please revise your disclosure to reflect that there is no guarantee that you will be listed on the OTC Bulletin Board.

The disclosure has been revised consistent with this comment.

4. Please revise your disclosure to explain how you plan to spend the $500,000 you mention on page 42. In this regard, we note that the expenses disclosed on this page appear to amount to less than $500,000.

The Company has expanded its disclosure to explain the plan to spend the $500,000 and the amounts expected to be spent are equal to or greater than $500,000.

5. Please expand your response to prior comment 10 to disclose whether you will be required to obtain any manufacturing equipment for the manufacturing facilities mentioned on page 42.

The Company discusses its acquisition of framing equipment and tooling in its explanation of expenditures in its Description of Business and Plan of Production sections of the disclosure.

6. Please expand your response to prior comment 26 to describe the transactions mentioned on page F-10 regarding the consulting fees related to two officers. Also file as exhibits the contracts pursuant to which those fees were incurred.

The Company has updated it’s disclosure to state that it has paid Donald Carr as President and Douglas Galbraith as vice president for services rendered to the Company. They do not have written agreements. An additional consulting agreement with Clearpath Robotics has been attached as an exhibit.

7. Please provide a currently dated and signed consent from your independent accountants with your next amendment that refers to the auditor report dated March 24, 2013. Also, if you continue to elect to separately present the audit report dated April 23, 2012 and the accompanying financial statements covered by that audit report, please also provide a currently dated and signed consent for that second audit report.

The Company has included a current dated consent from our Auditors and we have removed the prior audit report.

Sincerely,

Richard A. Zirger, CEO
Electric Tractor Corp.